Filings under Rule 425
under the Securities Act of 1933
and deemed filed under Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Filing by: Conatus Pharmaceuticals Inc.
Subject Company: Conatus Pharmaceuticals Inc.
SEC File No.: 001- 36003

URGENT – YOUR IMMEDIATE ATTENTION IS REQUESTED

Dear Conatus Pharmaceuticals Shareholder,

On May 7, 2020, Conatus Pharmaceuticals Inc. announced an adjournment and rescheduling of its special meeting of stockholders to approve the proposed merger with Histogen Inc. as we were unable to secure the required number of votes for a quorum or to obtain the stockholder approvals required. In order for the merger to be completed, stockholders must approve Proposal 1 (the Merger Agreement) AND Proposal 2 (the reverse stock split). Furthermore, the Conatus Board of Directors urges you to vote “yes” on all proposals.

If you have not yet voted, we encourage you to do so on all proposals. If you have already voted and voted “no” on Proposal 2 (the reverse stock split), we would ask that you reconsider changing your vote to “yes.”

I am happy to speak with you at any time concerning this matter. Please email me with a phone number, date and time when you can be reached. If you have any questions or require assistance in voting your shares, please call Conatus’ proxy solicitor, Laurel Hill Advisory Group, LLC, at 1-888-742-1305.

The Conatus special meeting will now be held at 9:00 a.m. Pacific time on May 21, 2020 unless postponed or adjourned to a later date.

Thank you for taking time to vote and for your continued interest in Conatus.

Very truly yours,

Steven J. Mento, Ph.D.

President and Chief Executive Officer

Email: smento@conatuspharma.com

If you need assistance in voting your shares, please call our proxy solicitor, Laurel Hill Advisory Group, at 1-888-742-1305.

16745 West Bernardo Drive, Suite 250, San Diego, CA 92127	www.conatuspharma.com